Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2008 (1)	2009 (1)

Net Income	$223	$153
Income taxes	135	91
Capitalized interest	(7)	(2)
	351	242

Fixed charges, as defined:

Interest	298	331
Capitalized interest	7	2
Interest component of rentals charged to operating expense	7	5
Total fixed charges	312	338

Earnings, as defined	663	580

Ratio of earnings to fixed charges	2.13	1.71

(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2008 and 2009 is interest expense of $5 million and $9 million, respectively, which is included in income tax expense.